UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NKGen Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65488A101

(CUSIP Number)

Sangwoo Park

NKMAX Co., Ltd.

3001 Daimler St.

Santa Ana, CA 92705

(949) 396-6830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65488A101

1.	Name of Reporting Persons Sangwoo Park
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 765,112(1)
	8.	Shared Voting Power 12,151,945(2)
	9.	Sole Dispositive Power 765,112 (1)
	10.	Shared Dispositive Power 12,151,945 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,917,057(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 53.18%(4)
14.	Type of Reporting Person (see instructions) IN

(1) Consists of (i) 397,378 shares of NKGen Biotech, Inc. (herein referred to as “NKGen” or the “Issuer”) common stock, $0.0001 par value per share (the “Common Stock”) held of record by Mr. Park and (ii) 367,734 shares of Common Stock issuable to Mr. Park pursuant to options exercisable within 60 days.

(2) Consists of (i) 10,120,612 shares of Common Stock held of record by NKMAX Co., Ltd. (“NKMAX”), (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants exercisable within 60 days, and (iii) 1,031,333 shares of Common Stock issuable to NKMAX pursuant to the conversion of principal and accrued but unpaid paid-in-kind (“PIK”) interest of certain convertible notes within 60 days. Mr. Park is the Chairman and Chief Executive Officer of NKMAX and may be deemed to share voting and dispositive power with respect to the securities reported herein. Mr. Park disclaims beneficial ownership of the shares of Common Stock held by NKMAX except to the extent of his pecuniary interest therein.

(3) Consists of the shares of Common Stock in footnotes (2) and (3).

(4) The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by Mr. Park as set forth in Row 11 by (ii) the sum of (a) 21,888,976 shares of Common Stock outstanding as of December 8, 2023 as reported by the Issuer in an Amendment to the Registration Statement on Form S-1/A filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 15, 2023 and (b) 367,734 shares of Common Stock issuable to Mr. Park pursuant to options, (c) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (d) 1,031,333 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and PIK accrued interest under the convertible note held by NKMAX.

CUSIP No. 65488A101

1.	Name of Reporting Persons NKMAX Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,151,945 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,151,945 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,151,945 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 50.80%(2)
14.	Type of Reporting Person (see instructions) 00

(1) Consists of (i) 10,120,612 shares of Common Stock held of record by NKMAX, (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants exercisable within 60 days, and (iii) 1,031,333 shares of Common Stock issuable to NKMAX pursuant to the conversion of principal and accrued but unpaid PIK interest of certain convertible notes within 60 days. Mr. Park is the Chairman and Chief Executive Officer of NKMAX and may be deemed to share voting and dispositive power with respect to the securities reported herein. Mr. Park disclaims beneficial ownership of the shares of Common Stock held by NKMAX except to the extent of his pecuniary interest therein.

(2) The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by NKMAX as set forth in Row 11 by (ii) the sum of (a) 21,888,976 shares of Common Stock outstanding as of December 8, 2023 as reported by the Issuer in an Amendment to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on December 15, 2023 and (b) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (c) 1,031,333 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and PIK interest accrued under the convertible note held by NKMAX.

Explanatory Note

This Amendment No. 1 (“Amendment”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of NKGen Biotech, Inc., a Delaware corporation (“Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Sangwoo Park and NKMAX Co., Ltd. (“NKMAX”) with the SEC on October 10, 2023 (“Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. This Amendment is filed to reflect the reduction to outstanding ownership controlled by NKMAX and Mr. Park.

Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following:

Since the filing of Schedule 13D on October 10, 2023, there was a net decrease of 2,484,222 shares of Common Stock held by NKMAX due to (i) charitable donations of an aggregate of 2,500,000 shares of Common Stock by NKMAX, and (ii) an increase of 15,778 share of Common Stock issuable to NKMAX upon conversion of the convertible note held by NKMAX within 60 days due to additional accrued PIK interest.

Since the filing of Schedule 13D on October 10, 2023, there was a net decrease of 2,453,576 shares of Common Stock that are controlled (in part or in whole) by Mr. Park. The net decrease was due to the transactions described above in this Item 3 and the vesting of an additional 30,646 shares of Common Stock issuable to Mr. Park pursuant to options exercisable within 60 days.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety by the below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Item 3 of Schedule 13D (as amended and supplemented by this Amendment) and Item 4 of Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 12,917,057 shares of Common Stock, which consists (i) 367,734 shares of Common Stock issuable to Mr. Park pursuant to options exercisable within 60 days, (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (iii) 1,031,333 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and accrued PIK interest accrued under the convertible note held by NKMAX within 60 days, representing in the aggregate approximately 53.18% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act.

(c) Except as set forth in Schedule 13D (as amended by this Amendment), none of the Reporting Persons has effected any transactions in the Common Stock during the last sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023

NKMAX CO., LTD.

By:	/s/ Sangwoo Park

Name: Sangwoo Park

Title: Chairman

SANGWOO PARK

/s/ Sangwoo Park

Sangwoo Park